[SRZ Letterhead]

January 11, 2013

Deborah O’Neal-Johnson
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Lazard Alternative Strategies 1099 Fund File Nos: 333-175797 and 811-22590

Dear Ms. O’Neal-Johnson,

          On behalf of Lazard Alternative Strategies 1099 Fund (the “Fund”), we are hereby filing this letter in connection with our telephone conversation on January 9, 2013, in which you provided comments on Post-Effective Amendment No. 1 to the Registration Statement (the “Registration Statement”) filed by the Fund under the Investment Company Act of 1940 and the Securities Act of 1933. Below, we describe the changes we have made in response to your comments and provide the information you requested. Additionally, attached to this letter as Appendix A are the draft changed pages of the Fund’s prospectus addressing the comments.

          For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Fund’s response.

          Capitalized terms used but not defined in this letter have the same meanings given to them in the Registration Statement.

          1. Please explain supplementally whether the Portfolio Funds may write credit default swaps, and if so, whether they will segregate assets or otherwise “cover” these transactions.

Because the Portfolio Funds are not expected to be registered under the Investment Company of 1940, the Portfolio Funds have greater flexibility than registered funds as to the types of securities and trading strategies that may be employed, and are not required to segregate assets in order to cover derivatives transactions.

          2. In the Summary of Fund Expenses, please add disclosure to the footnotes explaining that because of the inclusion of the Acquired Fund Fees and Expenses, the net annual expenses figure in the Summary of Fund Expenses will not be the same as the net expenses figure in the Financial Highlights table.

The requested disclosure has been added to Footnote 4 to the Summary of Fund Expenses and is included in Appendix A.

          3. Please confirm whether the Fund has any reimbursement obligations to the Adviser under the Fund’s Expense Limitation and Reimbursement Agreement.

The Fund confirms that there are no reimbursement obligations due to the Adviser by the Fund.

          4. Please consider whether, in the Notes to the Fund’s Financial Statements contained in the Registration Statement, additional qualitative disclosure with respect to valuation inputs and techniques used by the Fund for fair valuation is necessary.

The Fund believes that such disclosure is included in Note 2.a. to the Fund’s financial statements under the “Net Asset Valuation” heading.

In connection with this filing, and as requested by the Staff, the Fund agrees that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          The Fund believes that the foregoing responses, together with changes being made in the Registration Statement, appropriately address all of the Staff’s comments.

          If you have any questions regarding this response or require further information, please call me at (212) 756-2192. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Karen L. Spiegel
Karen L. Spiegel